GreenMo Inc.

6930 Carroll Avenue Suite 432

Takoma Park, MD 20912

November 13, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Larry Spirgel

Re:	GreenMo Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed July 6, 2017

File No. 024-10698

Dear Mr. Spirgel:

We hereby submit the responses of GreenMo Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated July 13, 2017, providing the Staff’s comments with respect to Amendment No. 1 to the Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Part I–Notification

Item 3. Application of Rule 262

1.	We note your response to comment 1 and revised disclosure on page 22, which suggest you do not have to provide disclosure of matters that would have triggered disqualification under Rule 262(a)(3) and (5) but for the fact that they occurred before June 19, 2015. If so, please uncheck the box in Part I in your next amendment.

Response: We have unchecked the box in Part I.

Part II–Information Contained in Offering Circular

Description of Business, page 16

2.	Please discuss the material license, supply and manufacturing agreements that are required for you to develop and manufacture your customized Android smartphone. For example:

•	Disclose whether you are required to obtain a license to use the Android operating system in the phone you are planning to develop, and if so, state whether you have obtained or are in the process of obtaining this license.

•	Disclose whether you have identified a manufacturing source for the chips you plan to use for your smartphone and, if so, disclose the terms of the manufacturing agreement.

Response: We have revised the Offering Statement to discuss the material license, supply and manufacturing agreements that are required to develop and manufacture our customized Android smartphone.

U.S. Securities and Exchange Commission

November 13, 2018

Signatures

3.	Please ensure that you provide updated signatures with each amendment to the offering statement.

Response: We have provided updated signatures with Amendment No. 2 to the Offering Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (301) 452-8111 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext 100).

Sincerely,

GreenMo Inc.

By:	/s/ Neal Holtz
Neal Holtz
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.